U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor,

China Construction Building,

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

On September 1, 2017, Ms. Hui Zhou resigned as Chief Financial Officer of Lianluo Smart Limited (the “Registrant”) for personal reasons. Her resignation is not due to any disagreement with the Registrant.

Mr. Ping Chen, the Chief Executive Officer of the Registrant, stated, "On behalf of Lianluo, we would like to thank Ms. Zhou for her significant contribution to the Company since she joined us. We wish her the utmost success in her future career."

Effective September 1, 2017, the Nominating Committee has recommended, and the Board of Directors has approved, the appointment of Mr. Ke Cai as the new Chief Financial Officer, with immediate effect.

From 2010 until 2016, Mr. Cai, 38, served as Chief Financial Officer, Vice President and Secretary to the Board of Directors of Beijing Tensyn Innovation Internet Marketing Technology Co., Ltd (ticker: 300392), a public company listed on the Shenzhen Stock Exchange. Mr. Cai previously served as a consultant on accounting matters for Grunfeld, Desiderio, Lebowitz, Silverman & Klestadt LLP from 2005 through 2010. From 2001 through 2005, Mr. Cai was a senior auditor for the Beijing branch of Deloitte CPA Ltd. None of the foregoing entities is an affiliate of the Registrant. Mr. Cai earned his Bachelor of International Finance and MBA from the University of International Business and Economics in Beijing.

There are no family relationships between Mr. Cai and any member of management of the Registrant, and Mr. Cai has not been party to any agreements or arrangements that would need to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

September 1, 2017	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer